Form 51-102F3
Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Nevsun Resources Ltd. (the “Company”) Suite 800 – 1075 West Georgia Street Vancouver, BC V6E 3C9

Item 2	Date of Material Change

August 23, 2011

Item 3	News Release

A news release was issued on August 23, 2011 and disseminated by Marketwire and Canada Stockwatch.

Item 4	Summary of Material Change

The Company announced that that it has finalized its arrangements with the State of Eritrea regarding the purchase of 30% of the Bisha mine by the Eritrean National Mining Corporation (Enamco). The agreed price is US$253.5 million, which will be settled from the after tax cash flows generated by the Bisha mine.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No material information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Clifford T. Davis Telephone: (604) 623-4700

Item 9	Date of Report

August 25, 2011

N E W S R E L E A S E

August 23, 2011

Bisha Purchase Arrangement Finalized

HUNevsun Resources Ltd.UH (TSX:NSU / NYSE Amex:NSU) is pleased to advise that it has finalized its arrangements with the State of Eritrea regarding the purchase of 30% of the Bisha mine by the Eritrean National Mining Corporation (Enamco).  The agreed price is US$253.5 million, which will be settled from the after tax cash flows generated by the Bisha mine.

The purchase price determination was subject to a process involving two independent international institutions that were mutually appointed by Nevsun and Enamco in January 2011. It should be noted that the purchase price is not indicative of the fair market value of Bisha but rather the outcome of a price determination process, defined in a 2007 shareholder agreement, based on parameters of the Bisha deposit as it was understood in 2007.

Enamco’s ownership interest will effectively pay for itself without a separate use of government funds. A formula has been agreed whereby a substantial portion of the cash generated by the Bisha mine that would otherwise be paid to Enamco will go to Nevsun until the purchase price is paid in full. The balance is expected to be settled over a period of approximately 2 years, depending mainly upon future metals prices and output from the Bisha mine.

While the current mine life is approximately 13 years, management looks to increase the mine life as it continues to drill out additional mineralization in and around the Bisha mine.

Nevsun’s President Cliff Davis states “Enamco has been an excellent partner in Bisha.  The Government of Eritrea has significantly contributed to the project, both financially and through the board of directors of Bisha Mining Share Company, as well as through the support of the Ministry of Energy & Mines, Ministry of Finance and various other Ministries.  By collaborating with international companies, Eritrea is developing a mining industry that provides direct economic benefits, skill enhancement and supply chain expansion.  Through these cooperative efforts, sustainable development from the industry can positively impact the Eritrean economy for decades to come.”

Forward Looking Statements: The above contains forward-looking statements concerning the arrangements with the State of Eritrea and settlement of the State of Eritrea’s interest in the Bisha Mining Share Company.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com